Spare Backup, Inc.

72757 Fred Waring Drive

Palm Desert, CA 92260

telephone (760) 779-0251

June 23, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief
Katherine Wray
Jay Ingram

Re:	Spare Backup, Inc. (the “Company”)
Preliminary proxy statement on Schedule 14A
File No. 000-30587

Ladies and Gentlemen:

In furtherance to your letter of June 9, 2008, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cery Perle
Cery Perle
Chief Executive Officer

cc:	James M. Schneider, Esq.